[redacted]

09058444

Mail Processing Section
FEB 27 2009
Washington, DC
106

AB 3/5

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50400

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CU Investment Solutions, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

9701 Renner Blvd., Suite 350
(No. and Street)

Lenexa, (City) Kansas (State) 66219 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael T. Doherty, President 913-227-6000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

1100 Walnut Street, Ste 3300 (Address) Kansas City, (City) Missouri (State) 64106 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael T. Doherty, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CU Investment Solutions, Inc., as of December 31, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael T. Doherty
Signature

President
Title

Evelyn D. Wallace
Notary Public

EVELYN D. WALLACE
Notary Public - State of Kansas
My Appt. Expires 8/29/2010

CU INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

TABLE OF CONTENTS

This report contains (check all applicable boxes):

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
CU Investment Solutions, Inc.
Lenexa, Kansas

We have audited the accompanying statement of financial condition of CU Investment Solutions, Inc. (the "Company") (a wholly owned subsidiary of U.S. Central Federal Credit Union) as of December 31, 2008, and the related statements of income, cash flows, and changes in stockholder's equity for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of CU Investment Solutions, Inc. at December 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules g and h, listed in the accompanying table of contents are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 26, 2009

CU INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2008

ASSETS

CASH	$ 789,478
RECEIVABLES:	
Due from affiliates	124,343
Receivable from customers	8,450
Advisory fees	6,481
Accrued interest	41,634
Total receivables	180,908
SECURITIES OWNED — At fair value	4,268,144
DEFERRED INCOME TAXES	45,378
INCOME TAX RECEIVABLE	57,713
OTHER ASSETS	16,054
TOTAL	$5,357,675

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
Due to affiliates	$ 61,333
Accounts payable and accrued expenses	157,725
Total liabilities	219,058
STOCKHOLDER'S EQUITY:	
Common stock, no par value — 2,000 shares authorized, 800 shares issued and outstanding	4,066,909
Retained earnings	1,071,708
Total stockholder's equity	5,138,617
TOTAL	$5,357,675

See notes to financial statements.

CU INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2008

REVENUE:	
Transaction and advisory revenue	$3,115,229
Consulting service revenue from parent	1,492,116
Net investment income (see note 3)	130,042
Total revenue	4,737,387
EXPENSES:	
Salaries and benefits	1,198,168
Professional and outside services	1,294,775
Shared services paid to parent	847,856
Travel	64,133
Other	47,150
Data processing	14,129
Conference and marketing	9,833
Office occupancy and administration	8,063
Total expenses	3,484,107
NET INCOME BEFORE INCOME TAXES	1,253,280
INCOME TAX EXPENSE:	
Current income tax expense	526,378
Deferred income tax benefit	(50,278)
Total income tax expense	476,100
NET INCOME	$ 777,180

See notes to financial statements.

CU INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2008

OPERATING ACTIVITIES:	
Net income	$ 777,180
Adjustments to reconcile net income to cash used in operating activities:	
Deferred income tax benefit	(50,278)
Net (accretion) amortization of premiums (discounts) on securities owned	(8,344)
Net losses on securities owned	59,468
Changes in operating assets and liabilities:	
Receivable from customers	45,829
Other receivables	(30,558)
Securities owned — net	(902,566)
Other assets	(991)
Income tax receivable/payable	(108,930)
Accounts payable and accrued expenses	(92,202)
Due from affiliates — net	(22,138)
Net cash used in operating activities	(333,530)
NET DECREASE IN CASH	(333,530)
CASH — Beginning of year	1,123,008
CASH — End of year	$ 789,478
SUPPLEMENTAL CASH FLOW INFORMATION — Cash paid during the year for income taxes	$ 635,308

See notes to financial statements.

CU INVESTMENT SOLUTIONS, INC.
(A Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2008

	Common Stock	Retained Earnings	Total
BALANCE — January 1, 2008	$4,066,909	$ 294,528	$4,361,437
Net income	-	777,180	777,180
BALANCE — December 31, 2008	$4,066,909	$ 1,071,708	$5,138,617

See notes to financial statements.

1. NATURE OF ORGANIZATION

CU Investment Solutions, Inc. (the "Company") is registered with the Securities and Exchange Commission as a securities broker/dealer under the Securities Exchange Act of 1934 and is also a registered investment adviser with the State of Kansas. The Company is a member of the Financial Industry Regulatory Authority, Inc. and the Securities Investor Protection Corporation. The Company was incorporated in Kansas on December 21, 1988, and is a wholly owned subsidiary of U.S. Central Federal Credit Union ("U.S. Central"). The Company provides services to U.S. Central, corporate credit unions, and natural person credit unions throughout the United States.

The Company promptly forwards all funds and securities received and does not otherwise hold funds or securities for, or owe money or securities to, customers. Accordingly, the Company is exempt from Rule 15c3-3 of the Securities Exchange Act of 1934, under paragraph (k)(2)(i) of that Rule.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the financial statements of the Company. These accounting policies conform with accounting principles generally accepted in the United States and reflect practices appropriate to the industry in which the Company operates.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities as well as the disclosure of the amounts of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash — Cash represents funds on deposit at financial institutions, including U.S. Central.

Securities Transactions — Securities transactions of customers are recorded on a settlement-date basis, generally within three business days after trade date, with related transaction revenue recorded on a trade-date basis. Securities transactions executed for the Company are recorded on a trade-date basis. In certain cases, another broker/dealer or customer will fail to deliver securities to the Company, and as a result, the Company will fail to deliver securities to the counterparty to the transaction. The Company promptly forwards securities upon receipt and settles cash when the security is delivered. There were no such transactions outstanding as of December 31, 2008.

Proprietary securities transactions and the related revenues and expenses are recorded on a trade-date basis. As of December 31, 2008, securities owned consisted of highly rated mortgage-related, government agency and asset-backed securities, which are carried at fair value. The Company obtains observable inputs including credit spreads, weighted average life and interest rates from various sources in order to determine fair value of securities owned. Unrealized gains and losses are included in net

investment income on the accompanying statement of income. Interest and dividend revenues are accounted for on an accrual basis.

Transaction, Advisory, and Consulting Service Revenues — Transaction, advisory, and consulting service revenues are recognized when earned.

Conference and Marketing — All costs associated with hosting investment conferences are expensed as incurred.

Income Taxes — The Company utilizes the liability method of accounting for income taxes. Under the liability method, deferred taxes are determined based on the difference between the financial statements and the tax bases of assets and liabilities using enacted rates. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The deferred income tax benefit recognized in the statement of income represents the change in the deferred tax asset balance. Although the Company is a wholly owned subsidiary of U.S. Central, the Company files federal and state income tax returns on a separate company basis, since U.S. Central is a tax-exempt organization.

Fair Value Measurement — Effective January 1, 2008, the Company adopted SFAS No.157 *Fair Value Measurements*. SFAS No. 157 establishes a hierarchy for determining the fair values of financial instruments. The hierarchy consists of three levels of valuations based on the valuation techniques used to measure fair value. SFAS No. 157 requires that the highest level of valuation available be used. A "Level 1" valuation is a quoted market price for an identical asset in a market that is actively trading. A valuation is considered to be "Level 2" when a quoted price from an active market is not available, but all significant inputs into the calculation of fair value represent data observable in an active market. A valuation is considered "Level 3" when any significant components of the fair value calculation are based on data that is not observable in an active market, but rather are based on estimates by management about the assumptions market participants would use in pricing the asset or liability. Securities owned measured at fair value on a recurring basis are summarized below as of December 31, 2008. The Company obtains observable inputs including credit spreads, weighted average life and interest rates from various sources in order to determine fair value of securities owned.

	Fair Value Using			Total
	Level 1	Level 2	Level 3	Fair Value
Securities owned				
Asset-backed	$ -	$ 1,798,203	$ -	$ 1,798,203
U.S. Government agencies	-	1,466,050	-	1,466,050
Mortgage-related	-	1,003,891	-	1,003,891
Total securities owned	$ -	$ 4,268,144	$ -	$ 4,268,144

Fair Value Option — Effective January 1, 2008, the Company adopted SFAS No. 159 *The Fair Value Option for Financial Assets and Financial Liabilities*. SFAS No. 159 allows entities to elect fair value accounting for any financial assets or financial liabilities, with changes in fair value reported in earnings. Alternatively, entities may elect to continue the use of current accounting guidance. The adoption of SFAS No. 159 had no impact on the Company's financial statements.

The Company's financial instruments include cash on deposit with financial institutions, including affiliate, U.S. Central, receivables, due to/from affiliates, and accrued expenses and other liabilities. The estimated fair value of such financial instruments at December 31, 2008, approximate their carrying value as reflected in the statement of financial condition.

Recently Issued Accounting Standards — In June 2006, the Financial Accounting Standards Board (FASB) issued Interpretation No. 48, *Accounting for Uncertainty in Income Taxes — an interpretation of FASB Statement No. 109* (FIN 48). FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement No. 109, *Accounting for Income Taxes*. This Interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition. On December 30, 2008, FASB staff position (FSP) FIN 48-3 was issued deferring implementation of FIN 48 for certain nonpublic companies to fiscal years beginning after December 31, 2008, or January 1, 2009, for the Company. Adoption of FIN 48 is not expected to have a material impact on the Company's financial statements. The Company has elected to defer its adoption of FIN 48 until 2009 in accordance with FSP FIN 48-3. The Company currently uses the liability method of accounting for income taxes.

In October 2008, the FASB issued FSP FAS 157-3, *Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active*, which was effective upon issuance, including prior periods for which financial statements have not been issued. FSP 157-3 clarifies the application of SFAS No. 157 in a market that is not active and provides an example to illustrate key considerations in determining the fair value of a financial asset when the market for that financial asset is not active. The application of the guidance in FSP 157-3 did not have a material impact on the Company's financial condition or results of operations or its determination of the fair value of the Company's financial assets.

3. NET INVESTMENT INCOME

Net investment income for the year ended December 31, 2008, consisted of the following:

Interest income	$164,070
Dividends from investment in U.S. Central share account	25,440
Net losses on investment securities	(59,468)
Net investment income	$ 130,042

4. RELATED-PARTY TRANSACTIONS

Through a master service agreement, the Company is authorized and appointed to effect sales of financial instruments or products issued or provided by U.S. Central including, but not limited to, U.S. Central shares and share certificates and such other financial instruments or products U.S. Central may offer. In its capacity as adviser, the Company provides advice to U.S. Central with respect to new product development, structuring of financial products and services, and customer support. The fees for providing these services are classified as consulting service revenue from parent on the statement of income and amounted to $1,492,116 for the year ended December 31, 2008. These amounts are negotiated with U.S. Central and do not necessarily represent the fees that would have been charged by a third party.

U.S. Central provides various shared support services for the Company, including market risk reporting, accounting, legal, brokerage and clearance costs, personnel administration, office space, Web page maintenance, and data processing services. During the year ended December 31, 2008, the Company was charged $847,856 for these services. These amounts are based on U.S. Central's costs to provide the

services and do not necessarily represent the cost that would be charged by a third party for these services.

During the year ended December 31, 2008, the Company recorded transaction and advisory revenues from members of U.S. Central totaling $3,115,229.

Amounts due to or from affiliates represent receivables or payables with U.S. Central or its subsidiaries.

As of December 31, 2008, the Company had investments in U.S. Central share accounts of $789,010. These investments are classified as cash on the statement of financial condition.

As discussed further in Note 8, the Company has a line-of-credit agreement and a master repurchase agreement with U.S. Central.

5. INCOME TAXES

The provision for income taxes differs from the amounts computed by applying the federal tax rate of 34% to income before income taxes as follows:

Computed federal tax expense	$ 426,115
State taxes — net of federal expense	58,779
Other	(4,557)
Reversal of valuation allowance	(4,237)
Total income tax expense	$ 476,100

Deferred income taxes are recorded based upon differences between the financial statements and tax bases of assets and liabilities. Deferred income tax assets at December 31, 2008, consist of the following:

Deferred income tax asset:	
Accrual for compensated absences	$ 14,150
Unrealized loss on investment securities	31,228
Deferred income tax asset	$ 45,378

A valuation allowance against deferred tax assets at the date of the statement of financial condition is not considered necessary, because it is more likely than not the deferred tax asset will be fully realized.

6. RETIREMENT PLAN

The Company's employees participate in a defined contribution retirement plan sponsored by U.S. Central.

Under the terms of the plan, participants of the Company may immediately contribute a percentage of their salary up to certain limitations as defined by the Internal Revenue Service (IRS). After the participant completes one year of service, the Company matches 50% of the participant contribution, up to 6% of the salary of the participant. The employer matching contributions vest immediately. The Company also contributes 5% of participants' salaries up to certain limitations as defined by the IRS. The Company begins making these contributions after the employee completes one year of service. These amounts are fully vested after four years of service.

During the year ended December 31, 2008, the Company contributed $55,646 to the plan.

7. BUSINESS RISK AND CONCENTRATIONS

In the normal course of business, the Company acts in the capacity of principal in executing and settling securities transactions. Business risk results from the possibility that a loss may occur from the failure of another party to perform according to the terms of settlement. The Company has control procedures regarding securities transactions with counterparties and the manner in which they are settled. The settlement of open transactions as of December 31, 2008, did not have a material adverse effect on the financial statements of the Company.

As of December 31, 2008, the Company provided its advisory and transaction services solely to corporate credit unions and members of corporate credit unions throughout the United States. As such, the Company's business is reliant upon its relationship with U.S. Central and the credit union industry (see note 10).

8. COMMITMENTS

As a source of liquidity, the Company has entered into an arrangement with U.S. Central, whereby U.S. Central may extend credit to the Company in an amount up to $42 million. All advances under this agreement shall be secured by eligible collateral owned by the Company that is not subject to any third party liens, bear a rate of interest determined by U.S. Central, and, unless otherwise requested by the Company, be for a period of one day. As of December 31, 2008, there were no amounts outstanding under this facility.

As an additional source of liquidity, the Company has entered into a master repurchase agreement with U.S. Central, whereby the Company may sell securities to U.S. Central under an agreement to repurchase the same securities at a later date. As of December 31, 2008, no amounts were outstanding under this agreement.

9. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (the SEC) Uniform Net Capital Rule ("Rule 15c3-1"). The Company computes its net capital requirements under the basic method provided for in Rule 15c3-1. The basic method requires minimum net capital to be the greater of $100,000 or 6 2/3% of aggregate indebtedness. Advances to affiliates, repayment of subordinated borrowings, dividend payments, and other equity withdrawals are subject to certain notification and other provisions of the SEC Uniform Net Capital Rule of other regulatory bodies.

As of December 31, 2008, the Company had net capital of $3,812,299, which was $3,712,299 in excess of the required net capital of $100,000.

Also, the ratio of aggregate indebtedness to net capital for the Company is not permitted to exceed 15:1. As of December 31, 2008, the ratio of aggregate indebtedness to net capital for the Company was 0.06 to 1.

10. SUBSEQUENT EVENT

On January 28, 2009, U.S. Central released its 2008 financial results indicating they expected to incur a net loss totaling approximately $1.1 billion (unaudited) for the year ended December 31, 2008. The National Credit Union Administration ("NCUA") subsequently approved a series of actions designed to

enhance and support the corporate credit union system, including issuing a capital note totaling $1 billion to U.S. Central. The NCUA also issued an Advance Notice of Public Rulemaking on restructuring the corporate credit union system. The impact of these and future regulatory actions, on the corporate credit union system and on U.S. Central and its subsidiaries, including the Company, has not been determined.

* * * * * *

SUPPLEMENTAL SCHEDULES

CU INVESTMENT SOLUTIONS, INC.

Schedule g

(A Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES AND EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2008

COMPUTATION OF NET CAPITAL:	
Total stockholder's equity	$5,138,617
Deductions and/or charges — Nonallowable assets:	
Cash	789,478
Accounts receivable:	
Due from affiliates	124,343
Advisory fees	6,481
Deferred income taxes	45,378
Income tax receivable	57,713
Other nonallowable assets	50,515
Total nonallowable assets	1,073,908
Deduction for excess insurance deductible	(18,000)
Net capital before haircut on investment securities	4,046,709
Haircut on investment securities	(234,410)
Net capital	$3,812,299
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT — Minimum net capital required (greater of minimum dollar net capital requirement of of $100,000 or 6 2/3% of aggregate indebtedness)	$ 100,000
EXCESS NET CAPITAL	$3,712,299
AGGREGATE INDEBTEDNESS:	
Due to affiliates	$ 61,333
Accounts payable and accrued expenses	157,725
TOTAL AGGREGATE INDEBTEDNESS	$ 219,058
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	0.06 to 1

There are no material differences between the preceding computation and the Company's corresponding unaudited part II of Form X-17A-5 as of December 31, 2008 filed on January 22, 2009.

CU INVESTMENT SOLUTIONS, INC. — Schedule h

(A Wholly Owned subsidiary of U.S. Central Federal Credit Union)

**COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934
DECEMBER 31, 2008**

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(2)(i).

Deloitte.

Deloitte & Touche LLP
Suite 3300
1100 Walnut Street
Kansas City, MO 64106-2129
USA

Tel: +1 816 474 6180
www.deloitte.com

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

February 26, 2009

To the Board of Directors
CU Investment Solutions, Inc.
Lenexa, Kansas

In planning and performing our audit of the financial statements of CU Investment Solutions, Inc. (the "Company") (a wholly owned subsidiary of U.S. Central Federal Credit Union) as of and for the year ended December 31, 2008 (on which we issued our report dated February 26, 2009 and such report expressed an unqualified opinion on those financial statements) in accordance with auditing standards generally accepted in the United States of America, we considered its internal control over financial reporting ("internal control"), as a basis for designing our auditing procedures for the purpose of expressing an opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. The study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency* in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, detect and correct misstatements on a timely basis. A *significant deficiency* is a deficiency, or combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934, and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers-dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

CU Investment Solutions, Inc.

(A Wholly Owned Subsidiary of U.S. Central Federal Credit Union)

SEC I.D. No. 8-50400

Financial Statements as of and for the Year Ended December 31, 2008, Supplemental Schedules as of December 31, 2008, and Independent Auditors' Report and Supplemental Report on Internal Control

Filed Pursuant to Rule 17a-5(e)(3) as a PUBLIC DOCUMENT